UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K     ☒ Form 20-F     ☐ Form 10-Q     ☐ Form N-SAR

For Period Ended: December 31, 2018

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

  Fang Holdings Limited

Full Name of Registrant

SouFun Holdings Limited

Former Name if Applicable

Tower A, No. 20 Guogongzhuang Middle Street

Address of Principal Executive Office (Street and Number)

Fengtai District, Beijing 100070, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fang Holdings Limited (the “Company”) is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”) within the prescribed time period because the Company needs more time to prepare and review its consolidated financial statements. The Company expects to file the 2018 Form 20-F within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934.

SEC 1344 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zijin Li	(86 10)	(5631-8805)
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has disclosed the following unaudited results of operations prepared internally by the Company for the fiscal year ended December 31, 2018 in a press release dated April 26, 2019, which was filed with the Commission on Form 6-K on April 29, 2019.

Total revenues were US$303.0 million for 2018, as compared to US$444.3 million for 2017. Operating income was US$39.9 million for 2018, as compared to US$42.2 million for 2017. Net loss attributable to the Company’s shareholders was US$117.3 million for 2018, as compared to net income of US$21.7 million for 2017. Fully diluted loss per ADS were US$0.26 for 2018, as compared to fully diluted earnings per ADS of US$0.05 for 2017.

Fang Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2019	By: /s/ Vincent Tianquan Mo
Name: Vincent Tianquan Mo
Title: Executive Chairman